Contact

www.linkedin.com/in/jordan-baldwin-phd-pe-ps-53515925 (LinkedIn)
www.ridgelineeng.com (Company)

Jordan Baldwin, PhD, PE, PS

President & CEO at Ridgeline Engineering
Stockton, California, United States

Experience

Ridgeline Engineering
President & CEO
April 2004 - Present (21 years 1 month)
Stockton, California Area

Civil & Structural Engineering and Land Surveying

University of the Pacific
Adjunct Professor
January 2012 - January 2024 (12 years 1 month)
Stockton, California Area

Geomatics Engineering

―――――

Education

Mississippi State University
Doctor of Philosophy (Ph.D.), Structural Engineering · (2016 - 2019)

University of the Pacific
Master of Science (MS), Structural Engineering

University of the Pacific
Bachelor of Science (BS), Civil Engineering